July 14, 2008

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Convergys Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008 File No. 001-14379

Dear Ms. Collins:

Attached please find our responses to the comments, dated June 30, 2008, of the staff of the Securities and Exchange Commission relating to the above referenced filings of Convergys Corporation. As requested, we have tried to be as detailed as necessary in each of our responses and have provided supplemental information as requested and as necessary to help explain the nature of our disclosures. For your convenience, we have included the original staff comment prior to each of our responses.

We acknowledge that Convergys Corporation is responsible for the adequacy and accuracy of the disclosure in our filings and that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Convergys Corporation may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope you find that we have been appropriately responsive to your comments and look forward to enhancing our future periodic filings based on the comments you have provided. Please feel free to contact the undersigned at (513) 723-6565 at your convenience if you have any questions regarding this response.

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

We look forward to working with you in completion of your review of the above referenced filing.

Sincerely,

/s/ Earl C. Shanks
Earl C. Shanks
Chief Financial Officer

Enclosures

Form 10K for Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	While we understand from your response to our prior comment 1 that due to the long timeframe and unpredictable nature of conversion timetables, you believe that the information required to quantify the future impact of conversions is not reasonably available, it would seem feasible that as the migration plan progresses this information would be easier to predict. In this regard, we note your discussion on page 18 of the March 31, 2008 Form 10Q where you indicate that the Sprint migration began in 2006. We also note your discussion on page 24 where you indicate that revenues from Sprint Nextel were down 19% in the first quarter of fiscal 2008 and that you expect the revenues to decline as you migrate subscribers from the Company’s billing system during 2008. Tell us how you considered expanding this discussion to include the current status of the migration and when you anticipate completing such plan. Also, explain further why the Company continues to believe that information regarding what impact the Sprint migration will have, or is reasonably likely to have, on your liquidity, capital resources or results of operations is not reasonably available as it appears that such plan has already begun impacting your operations. We refer you to Section III.B.3 of SEC Release No. 33-8350.

Company Response:

Our recent disclosures have included:

a)	2007 Form 10-K (page number 24): “Revenues from Sprint Nextel were down 13% from the prior year.”

b)	2007 Form 10-K (page number 24): “We expect revenues from Sprint Nextel to continue to decline as they migrate customers from our billing system during 2008.”

c)	2007 Form 10-K (page number 28): “After a significant, more than $30 million year-over-year, decline in the first quarter revenue, largely due to North American billing platform consolidation, we expect Information Management {2008}revenues to be relatively flat over the course of the year.”

d)	2007 Form 10-K (page number 28): “Expectations for Information Management include {2008} revenues of approximately $625 million and an operating income margin exceeding 15% for the full year.” This revenue level is approximately $100 million less than the 2007 amount.

e)	March 31, 2008 Form 10-Q (page number 24): “Revenues from Sprint Nextel were down 19% in the first quarter of 2008 compared to the corresponding period last year.”

f)	March 31, 2008 Form 10-Q (page number 24): “We expect revenues from Sprint Nextel to continue to decline as they migrate customers from our billing system during 2008.”

These disclosures were intended to quantify both the historical and future revenue impact of the migration as well as the anticipated timing, i.e. “during 2008.” Since Sprint Nextel has not represented more than 10% of the Company’s consolidated revenues, we have not disclosed the dollar amount of revenue from the client. Based on a reading of items (a) through (d) above it is apparent that most of the $100 million revenue decline is due to the migration.

We do not believe that the Sprint migration will have a material impact on our liquidity or capital resources. We estimate (as we do not measure cash flow on a contract by contract basis for any purpose) the cash flow impact of the projected 2008 revenue decline to be in the $20 to $30 million range. At March 30, 2008, the Company had liquidity (cash and committed undrawn credit facilities) of $480 million.

As of June 30th the migration is substantially completed and we will state the same in our June 30, 2008 Form 10-Q.

2.	We also note from your response to our prior comment 1 that at the time the Company’s Form 10-K was filed, the AT&T migration plan had not been fully developed. Please tell us the status of this plan at the time you filed the March 31, 2008 Form 10Q and the status through the date of your response. Also, tell us whether you intend to include an expanded discussion of this plan in your upcoming Form 10-Q.

Company Response:

At the time we filed the March 31, 2008 Form 10-Q, we had received notice from AT&T of its intention to migrate from our system. In addition we had several discussions with the client during which they provided us with their goals for the conversion. However, a detailed plan to implement the conversion was not developed as of May 7, 2008, the date the March 31 2008 Form 10-Q was filed.

Since May 7, 2008, a detailed conversion plan has been developed by both the Company and the client.

We plan to provide an expanded discussion of this plan in our June 30, 2008 Form 10-Q similar to the following:

“In January 2008, AT&T informed us that it intends to migrate its subscribers from the system that we currently support through a managed service agreement onto AT&T’s other system over the next two years. While the migration plan is subject to change, we anticipate that this will result in a loss of revenue of an amount equal to approximately x%, x% and x% of our 2007 Information Management revenues in 2008, 2009 and 2010, respectively. We do not expect the migration to have a material impact on our liquidity and capital resources.”

Note 2, Accounting Policies

Revenue Recognition, page 52

3.	We note your response to our prior comment 5 where you confirmed that the implementation services included in your outsourcing arrangements do not meet the separation criteria as defined in EITF 00-21. Your current disclosures, which indicate that implementation services are not treated as a separate element pursuant to EITF 00-3 is somewhat confusing. Please consider revising these disclosures in the future to make reference to the separation guidance in EITF 00-21.

Company Response:

We will provide clarification related to this disclosure in our future filings beginning with our 2008 Form 10-K similar to the following:

“As the client does not derive benefit from the implementation itself (but rather from the underlying services that are delivered once the systems and processes are launched), the implementation services do not meet the separation criteria as defined under EITF 00-21. Therefore, any proceeds collected for the implementation are deferred and recognized over the contract period beginning from the commencement of services”

4.	We note your response to our prior comment 7 regarding the two contracts for which you recognize revenue on a straight-line basis. Please explain further the following with regards to these contracts:

A.	Tell us the total amount of each contract. In this regard, tell us the amount that you contracted directly with your customer for the purchase of the Company’s software and tell us the amount that you contracted with a third-party vendor to assist in the implementation of the software.

Company Response:

The Company has two contracts under which we have recognized revenue on a straight line basis: (a) the first contract was for a software license value of $27.9 million. The amount that was contracted with the system integrator for our assistance in the implementation of the software was $5.1 million. (b) The second contract was for a software license value of $10.4 million. The amount that was contracted with the third party vendor for our assistance in the implementation of the software was $5.2 million.

B.	Tell us the term of each contract and the amount of any unrecognized revenues.

Company Response:

The implementation term for the first contract is 1.8 years and the implementation term for the second contract is 1.5 years. Unrecognized license revenues at June 30, 2008 related to these contracts were $1.6 million and $1.7 million, respectively.

C.	Tell us if your customer negotiated separately and independently with the third-party vendor for the implementation and customization services.

Company Response:

Yes, in both cases, our customers separately and independently negotiated the implementation and customization services with the third-party vendors.

D.	Tell us whether the fee for the software license is subject to refund or forfeiture or other concession if the third-party vendor fails to perform under their contract.

Company Response:

No, the software license fees are not subject to refund, forfeiture, or any other concessions if the third-party fails to perform under the terms of the contract.

5.	We note your response to our prior comment 9 where you indicate that the Company determines VSOE of fair value for its support and maintenance services using the average “price of contracts greater than $1 million that have been signed over the past three years” broken down by products, territory, level of support and types of license sales. Please explain further the following:

A.	Please tell us the average rate and range of rates for each category. In this regard, specifically tell us how you established that there is a tight clustering around the average rates to establish the VSOE of fair value for your support and maintenance services.

Company Response:

The table below summarizes the average and range of support and maintenance service rates for each of our categories:

Due to the confidential nature of the information requested, the Company’s response to this question will be sent under separate cover and subject to a request for confidential treatment.

B.	Tell us why your analysis does not factor in contracts that are less than $1 million.

Company Response:

As we only have a very few contracts that are less than $1 million, we did not want the lesser value contract impacting the average VSOE rates. Hence we have not included contracts with less than $1 million in our analysis. There were less than 3 contracts signed in total during 2005, 2006 and 2007 with value less than a $1 million.

C.	We note your statement that the Company prices S&M services separately in your contracts. Do your contracts include stated renewal rates? If so, tell us what percentage of your customers actually renew at such rates and tell us how you determined such rates are substantive. We refer you to paragraph 57 of SOP 97-2.

Company Response:

Substantially all of our contracts include stated renewal rates and all our customers renew their S&M services at the rates specified in the contract. As noted in paragraph 57 of SOP 97-2, we determine the VSOE of our S&M services based on the renewal rates specified in the contract. The range of rates noted in the table above in response to question 5 (A) represents the rates that the customers will pay upon their S&M contract renewal. As the range of renewal S&M service rates are relatively consistent across our client base as noted in the table to question 5 (A) above, we believe such rates to be substantive.

[Due to the confidential nature of the information in the table referred to in question 5(A) and 5(C), the Company’s response will be sent under separate cover subject to a request for confidential treatment. Such table and response shall not be deemed to be incorporated by reference herein.]

D.	If your contracts do not include stated renewal rates, then please confirm that your VSOE analysis is based on the actual amount paid upon the renewal of software and maintenance contracts versus using the S&M service price stated in the original software license contract.

Company Response:

As noted in response 5 (C) above, substantially all of our contracts include stated renewal rates and VSOE for our S&M services are based on the renewal rates specified in the contract. The contracts that do not include renewal rates are not included in the VSOE analysis. Those contracts are still within the original contract terms. The renewal rates will be determined upon their contract renewal.

E.	Tell us the amount of support and maintenance services revenue for the periods presented.

Company Response:

The support and maintenance revenues for the year ended 2005, 2006 and 2007 were $102 million, $114 million and $117 million, respectively.